Seanergy Maritime Holdings Corp.
16 Grigoriou Lambraki Street,
2nd Floor, 166 74 Glyfada
Athens, Greece

August 12, 2015
BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Seanergy Maritime Holdings Corp. Registration Statement on Form F-3 (No. 333-205301)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement filed with the Securities and Exchange Commission (the "Commission") on Form F-3 on June 26, 2015, as amended on July 31, 2015, be accelerated so that it will be made effective at 5:00 p.m. Eastern Time on Friday, August 14, 2015, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").
The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The undersigned registrant is aware of its obligations under the Act.
Yours truly,

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatis Tsantanis
Name: Stamatis Tsantanis
Title: Chief Executive Officer